Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

June 11, 2012

VIA EDGAR

Michael R. Clampitt
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Oro East Mining, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 8, 2012
File No. 333-177509

Dear Mr. Clampitt:

Pursuant to the staff’s comment letters dated April 27 and May 11, 2012 we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 5 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on June 8, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 5 to the Form S-1.

Michael R. Clampitt
June 11, 2012

Staff Letter dated April 27, 2012:

Amendment No. 3 to Registration Statement on Form S-1

Our Company, page 4

In General, page 35

1.
We note your references to “grab” samples and assay values “as high as” here and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results
•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”
•	Eliminate statements containing grade and/or sample-width ranges.
•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Generally, use tables to improve readability of sample and drilling data.
•	Soil samples may be disclosed as a weighted average value over an area.
•	Refrain from reporting single soil sample values.
•	Convert all ppb quantities to ppm quantities for disclosure.
•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

Company response:  The Company has made to changes as follows:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

Page 4, 8th Paragraph; Page 35, 3rd Paragraph; and Page 42, 8th Paragraph:

“To identify the mineral resources on MPSA 320-2010-XI , the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which suggested Copper (CU) grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au (gold) grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits)..  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI ). “

Michael R. Clampitt
June 11, 2012

Changed to:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length.  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Page 38, 3rd Paragraph:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which suggested Copper grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits). “

Changed to:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length. ”

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

Page 4, 8th Paragraph; Page 35, 3rd Paragraph; and Page 42, 8th Paragraph (repeated):

“To identify the mineral resources on MPSA 320-2010-XI , the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which suggested Copper (CU) grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au (gold) grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits)..  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI ). “

Changed to:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length.  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Michael R. Clampitt
June 11, 2012

Page 38, 3rd Paragraph (repeated):

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which suggested Copper grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits). “

Changed to:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length. ”

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

N/A – no disclosure of the highest or best values/grades of sample sets.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

Page 4, 8th Paragraph; Page 35, 3rd Paragraph; and Page 42, 8th Paragraph (repeated):

“To identify the mineral resources on MPSA 320-2010-XI , the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which suggested Copper (CU) grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au (gold) grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits)..  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI ). “

Changed to:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length.  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Page 38, 3rd Paragraph (repeated):

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which suggested Copper grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits). “

Michael R. Clampitt
June 11, 2012

Changed to:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length. ”

•	Eliminate statements containing grade and/or sample-width ranges.

Page 4, 8th Paragraph; Page 35, 3rd Paragraph; and Page 42, 8th Paragraph (repeated):

“To identify the mineral resources on MPSA 320-2010-XI , the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which suggested Copper (CU) grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au (gold) grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits)..  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI ). “

Changed to:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length.  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Page 38, 3rd Paragraph (repeated):

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which suggested Copper grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits). “

Changed to:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length. ”

Michael R. Clampitt
June 11, 2012

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

Page 4, 8th Paragraph; Page 35, 3rd Paragraph; and Page 42, 8th Paragraph (repeated):

“To identify the mineral resources on MPSA 320-2010-XI , the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which suggested Copper (CU) grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au (gold) grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits)..  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI ). “

Changed to:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length.  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Page 38, 3rd Paragraph (repeated):

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which suggested Copper grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits). “

Changed to:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length. ”

•	Generally, use tables to improve readability of sample and drilling data.

Adequate data was presented as weight average basis; therefore, no tabulate format was presented.

•	Soil samples may be disclosed as a weighted average value over an area.

Not applicable: Samples were disclosed as weight average basis by length.

•	Refrain from reporting single soil sample values.

Not applicable: No single soil sample value was reported.

Michael R. Clampitt
June 11, 2012

•	Convert all ppb quantities to ppm quantities for disclosure.

Not applicable: no ppb quantities disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Not applicable: Weight average basis by length was used for sample result, and no optimistic descriptive adjectives were used.

Financial Statements of Oro East Mining, Inc. beginning on page F-1

Note 3. Property and Equipment, page F-9

2.
We note you list mining equipment and trucks as some of your assets. Please provide a short description of this mining equipment within your description of the mining property. Please include the details as to modernization and physical condition of the plant, equipment, infrastructure, including subsurface improvements and your equipment and other facilities as required by Industry Guide 7.

Company response:  The Company has added the following disclosure to page 44:

MINING EQUIPMENT AND TRUCKS

We have purchased certain brand new mining equipment including crush machine, lab test and camp site equipment, generator, and sky cable car, and used trucks for the exploration activities on the mining site MPSA 320-2-010-XI.  We repaired and built approximately 11 and 5 kilometers of roads and new roads, respectively, from the Mati port to the mining site during the last quarter of 2011.  Total cost of the mining equipment and trucks can be found on page F-9 under Note 3 to the consolidated financial statements.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business Strategy and Development, page 4

3.
We note your description that your company has located reserves on your property and constructed roads to these reserves. However this statement contrasts directly to other statements within your filing that you do not have any reserves on your properties.  Please modify your filing and clarify the status of your reserves.

Company response:  The Company will, in an amendment to the referenced 10-K, deleted the text on page 4, which states:

In the last quarter, the Company focused on road development from the Mati port to the mining site MPSA 320-2010-XI. The Company has identified certain reserves at the mine site and has invested in the construction of roads into said reserves. In the last quarter, 11 kilometers of roads were repaired for this purpose and 5 kilometers of new roads were built.

Our vision is to continue the growth of our mining business to become a mid-tier producer. We continue to actively evaluate potential acquisition and merger opportunities that could further increase future production. However, we presently have no other agreements or understandings other than those disclosed herein with respect to any specific potential transactions.

Michael R. Clampitt
June 11, 2012

and replaced such text with the following disclosure: “In the last quarter of 2011, the Company focused on road development from the Mati port to the mining site MPSA 320-2010-XI and repaired and built approximately 11 and 5 kilometers of roads and new roads, respectively.  However, the Company has not identified any mining reserves in connection with MPSA 320-2010-XI.”

4.	Please note mineral reserves for a mineral property may not be designated unless:

•	Competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.
•	historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves
•	The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Company response:  The Company will, in an amendment to the referenced 10-K, deleted the text on page 5, which states:

In the last quarter, the Company focused on road development from the Mati port to the mining site MPSA 320-2010-XI. The Company has identified certain reserves at the mine site and has invested in the construction of roads into said reserves. In the last quarter, 11 kilometers of roads were repaired for this purpose and 5 kilometers of new roads were built.

Our vision is to continue the growth of our mining business to become a mid-tier producer. We continue to actively evaluate potential acquisition and merger opportunities that could further increase future production. However, we presently have no other agreements or understandings other than those disclosed herein with respect to any specific potential transactions.

and replaced such text with the following disclosure: “In the last quarter of 2011, the Company focused on road development from the Mati port to the mining site MPSA 320-2010-XI and repaired and built approximately 11 and 5 kilometers of roads and new roads, respectively.  However, the Company has not identified any mining reserves in connection with MPSA 320-2010-XI.”

Description of Claims, page 7

5.
We note your reference to “grab” samples and assay values “as high as” here and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

Michael R. Clampitt
June 11, 2012

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

Company response:  The Company will, in an amendment to the referenced 10-K, make the following revisions:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

Page 4, 6th Paragraph and Page 10, 4th Paragraph:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which suggested Copper (CU) grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au (gold) grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits).  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Change to:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length.  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Michael R. Clampitt
June 11, 2012

Page 7, 8th Paragraph:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which suggested Copper grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits).”

Change to:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length. ”

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

Page 4, 6th Paragraph and Page 10, 4th Paragraph (repeated):

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which suggested Copper (CU) grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au (gold) grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits).  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Change to:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length.  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Page 7, 8th Paragraph (repeated):

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which suggested Copper grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits).”

Michael R. Clampitt
June 11, 2012

Change to:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length. ”

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

Not applicable: No disclosure of the highest or best values/grades of sample sets.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

Page 4, 6th Paragraph and Page 10, 4th Paragraph (repeated):

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which suggested Copper (CU) grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au (gold) grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits).  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Change to:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length.  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Page 7, 8th Paragraph (repeated):

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which suggested Copper grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits).”

Michael R. Clampitt
June 11, 2012

Change to:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length. ”

•	Eliminate statements containing grade and/or sample-width ranges.

Page 4, 6th Paragraph and Page 10, 4th Paragraph (repeated):

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which suggested Copper (CU) grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au (gold) grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits).  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Change to:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length.  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Page 7, 8th Paragraph (repeated):

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which suggested Copper grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits).”

Change to:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length. ”

Michael R. Clampitt
June 11, 2012

•	Aggregated sample values from related locations should be aggregated based on a weighted-average of lengths of the samples.

Page 4, 6th Paragraph and Page 10, 4th Paragraph (repeated):

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which suggested Copper (CU) grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au (gold) grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits).  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Change to:

“To identify the mineral resources on MPSA 320-2010-XI, the Assignor conducted a semi-detailed geological mapping using compass and tape method backed by Global Positioning System (GPS) and manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length.  This was conducted by Agetro Davao Mapping Team from June 29, 2008 to August 27, 2008 on 4,939 hectares of Oro East Mining Claim dominated as MPSA 320-2010-XI Parcel II (approximately two thirds of the fully permitted claim MPSA 320-2010-XI).”

Page 7, 8th Paragraph (repeated):

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which suggested Copper grades on the sulphide side from 4% to as high as 15% Cu (from more than 40 laboratory assays on grab, outcrop, test-pit and composite sampling grade range and Au grab and composite sample contents of 1.5 to 5 gms/ton from 2-3 meter deep testpits).”

Change to:

“Prior to the Company’s acquisition of its claims, Oro East Mining LLC. Philippines did manual test-pitting, artisanal tunneling and trenching activities which indicated a weighted-average Copper (CU) grades of 2.763% Cu based on length (from 18 laboratory assays on rock samples collected). Based on the 18 samples analysis, the Au (gold) weighted-average analysis content was from 1.528 grams/ton based on length. ”

•	Generally, use tables to improve readability of sample and drilling data.

Adequate data was presented as weight average basis; therefore, no tabulate format was presented.

•	Soil samples may be disclosed as a weighted average value over an area.

Not applicable: Samples were disclosed as weight average basis by length.

•	Refrain from reporting single soil sample values.

Michael R. Clampitt
June 11, 2012

Not applicable: No single soil sample value was reported.

•	Convert all ppb quantities to ppm quantities for disclosure.

Not applicable: There is no ppb quantities disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Not applicable:  Weight average basis by length was used for sample result, and no optimistic descriptive adjectives were used.
te 3. Property and Equipment, page 27

6.
We note you list mining equipment and trucks as some of your assets. Please provide a short description of this mining equipment within your description of the mining property. Please include the details as to modernization and physical condition of the plant, equipment, infrastructure, including subsurface improvements and your equipment and other facilities as required by Industry Guide 7.

Company response: The Company will, in an amendment to the referenced 10-K, make add the following disclosure to page 7, for the section titled “Description of Claims::

MINING EQUIPMENT AND TRUCKS

We have purchased certain brand new mining equipment including crush machine, lab test and camp site equipment, generator, and sky cable car, and used trucks for the exploration activities on the mining site MPSA 320-2-010-XI.  We repaired and built approximately 11 and 5 kilometers of roads and new roads, respectively, from the Mati port to the mining site during the last quarter of 2011.  Total cost of the mining equipment and trucks can be found on page 27 under Note 3 to the consolidated financial statements.

Michael R. Clampitt
June 11, 2012

Staff Letter dated May 11, 2012

Amendment No. 4 to Registration Statement on Form S-1

Description of Business

Government Approvals and Recommendations, page 42

1.
We note your response to prior comment 2 in our letter dated April 19, 2012 and reissue the comment in part. With a view towards revised disclosure, please reconcile your disclosure in the sixth paragraph on page 42, which states that the moratorium applies to open pit mining, with the conclusion from Philippines counsel in its letter dated April 11, 2012 that the moratorium does not prohibit open pit mining. Please also revise your disclosure to describe in greater detail the types of mining activity in which the Company will engage.

     Company response:  The Company has revised its disclosure in the sixth paragraph on page 42, which states that the moratorium applies to open pit mining, with the conclusion from Philippines counsel in its letter dated April 11, 2012 that the moratorium does not prohibit open pit mining, by deleting the text “because the moratorium applies to open pit mining, an activity in which the Company does not engage.”  Additionally, the Company has added the following text on the same page, at the end of the same paragraph:  “The Company plans to engage in mining operations which use tunneling, not open pit mining.”

Financial Statements of Oro East Mining, Inc.

Note 1. Organization and Summary of Significant Accounting Policies

(i) Foreign Currency Translation, page F-8

2.	Please refer to your response to comment 4 of our April 19, 2012 letter and address the following:
●
Tell us in greater detail why the amount of foreign currency translation adjustment was not individually material to each of the quarters in 2011 and why it was not cumulatively material to each subsequent quarter in 2011. Please provide us a schedule of the adjustment at each quarter ended in 2011.

●	Please revise to disclose why there is no foreign currency translation adjustment at and for the year ended December 31, 2010.

Company response:

a. We recalculated the foreign currency translation adjustment – see the attached 3 trial balance worksheets for each of the 3 interim periods ended March, June and September 2011.  When we were preparing these worksheets, we noted an error in the cash balance – that is the greater error at issue here.  We believe that both errors are both quantitatively and qualitatively immaterial.  Our SAB 108 analysis is as follows:

- the errors do arise from precise measurement as opposed to an estimate.

- the misstatement does not mask or alter any earnings or loss trend.  The Company is still in the development stage and losses mostly correlate to how much stock was issued for services and how much cash was spent on mine exploration and leasehold road building.  The effect of both error corrections on the 9-month period ended September 30, 2011 was 3.65% of the net loss and 8.5% of total assets.  There were no other unposted adjustments for any 2011 interim period.

Michael R. Clampitt
June 11, 2012

- there are no analysts’ expectations because there are no analysts – this is a microcap exploration-stage company.

- the error would not change a loss into income or vice versa.

- the error concerns the cash balance and does not alter any key operating parameter.

- the error did not affect compliance with loan covenants or other contractual requirements, because there aren’t any.

- the error did not affect management’s compensation.

- there was no concealment of an unlawful transaction.

- the errors were corrected in the year-end 2011 audit.

Based on the above SAB 108 analysis, we believe the error is immaterial to the 2011 interim periods.

a. The Company has a subsidiary, Oro East Greentech, in Philippines which was formed in November 2010. Oro East Greentech was formed to handle company’s exploration and mining business. During 2010, that subsidiary had no operations.  Please refer to revised disclosure on S-1.

Additionally, the Company has added “Greentech was established on November 18, 2010 and had no activity in 2010” to note 1(i) to the notes to the financial statements on page F-8.

Note 2. Capital Stock, page F-8

3.
Please refer to your response to comment 5 of our April 19, 2012 letter. We note the revision made disclosing that compensation expense for shares issued for services was determined based on the issuance price of comment stock for cash in 2011. Based on the statements of stockholder’s equity, it appears you sold shares for $2.00 a share in 2011; however you recorded compensation expense at approximately $1.00 a share. Please explain this apparent inconsistency to us.

Company response:  During 2010 and 2011, the Company hired two companies and agreed to issue 249,440 common shares for the consulting services to be received over a period of two years. The shares are forfeitable if the services are not performed. The Company valued the shares at $2 per share as it was last price stock was issued for cash for a total value of $498,880. Since the shares issued are earned as performances have been delivered and because they are forfeitable; management decided to amortize the expense over the service period and recorded $245,367 in stock compensation for the twelve months ended December 31, 2011.  Please also refer to revised Note 2 on S-1.

Michael R. Clampitt
June 11, 2012

4.
Please refer to your response to comment 6 of our April 19, 2012 letter. We note the revision on page 34; however, the sentence immediately following it references 24,440 shares. Please revise to correct this apparent inconsistency, or advise.

Company response:  Please see the revised language on S-1 page 34. On March 1, 2011, the Company hired Ma International and agreed to issue 24,440 shares for the consulting services to be received over the period of two years.  The Company fair valued the shares at $2 per share and recognized the expense earned of $20,367 for the services rendered during 2011 and have issued 11,440 shares as of December 31, 2011.

         Additionally, the Company has deleted the ninth paragraph on page 34 and replaced it with the following text: “On March 1, 2011, the Company hired Ma International and agreed to issue 24,440 shares for the consulting services to be received over the period of two years.  The Company fair valued the shares at $2 per share and recognized the expense earned of $20,367 for the services rendered during 2011 and have issued 11,440 shares as of December 31, 2011. On March 1, 2011, the Company hired Ma International and agreed to issue 24,440 shares for the consulting services to be received over the period of two years.  The Company fair valued the shares at $2 per share and recognized the expense earned of $20,367 for the services rendered during 2011 and have issued 11,440 shares as of December 31, 2011.”

5.
Please refer to your response to comment 7 of our April 19, 2012 letter. The response does not address the comment. Specifically, it appears the expense related to the 255,000 shares issued for services should have been recorded in 2010, the period in which they were issued. Please revise or advise.

Company response:  On December 15, 2010, the Company hired Hobson Consultant International Ltd. and agreed to issue 225,000 common shares for the consulting services to be received over the period of two years. The shares are forfeitable in case the services are not performed. At the issuance date, the Company fair valued the shares at $2 per share for a total amount of $450,000. Since the shares issued are earned as performance is delivered and are forfeitable, management decided to amortize the expense over the service period. However, management failed to recognize the expense for the period from December 15 through December 31, 2011, resulting in an understated expense of $9,375. Management deemed the expense to be immaterial and concluded that it does not warrant a restatement of 2010 10-K.  Please refer to revised Note 2 on S-1.

Additionally, the Company has deleted the second paragraph of note 2 to the notes to the financial statements on page F-8 and replaced it with the following text:  “The Company also issued 11,440 and 225,000 common shares to two companies for consulting services to be received over the period of two years (“service period”).  The shares are forfeitable in case the services are not performed during the service period.  The Company recognized a total service expense of $245,367 during 2011 based on the service performed and the fair value of earned shares determined by the issuance price of common stock in 2011.”

       Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

Michael R. Clampitt
June 11, 2012

Oro East Mining, Inc
(A Development Stage Company)
Restatement

	As of March 31, 2011
	As Reported	Adjustments	Restated

ASSETS
CURRENT ASSETS:
Cash	$159,056	(45,628)	$113,428
Prepaid Expenses	1,423	-	1,423
Total Current Assets	160,479		114,851

Property, Plant and Equipment (net of depreciation of $9,400)	253,784		253,784
Other Assets	-		-

TOTAL ASSETS	$414,263		$368,635

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

TOTAL LIABILITIES	$428,576		$428,576

Commitments and Contingencies

STOCKHOLDERS' (DEFICIT):
Preferred stock, $.0001 par value; 10,000,000 shares authorized;
no shares issued and outstanding at
March 31, 2011 and December 31, 2010	-		-
Common stock, $.0001 par value; 100,000,000 shares authorized;
27,225,500 and 5,000,000 shares issued and outstanding at
March 31, 2011 and December 31, 2010	2,723		2,723
Additional paid-in capital	722,655		722,655
Deficit accumulated during the development stage	(739,691)	(43,004)	(782,695)
Accumulated other comprehensive income	-	(2,624)	(2,624)
Total Stockholders' (Deficit)	(14,313)		(59,941)

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$414,263		$368,635

	Statement of expenses
	For three months ended March 31, 2011
	As Reported	Adjustments	Restated

Operating Expenses:
Exploration cost	$214,142		$214,142
General and administrative expenses	170,948		170,948

Total operating expenses	385,090		385,090

Loss from Operations	$(385,090)		$(385,090)

Other Income/(Expense)
Foreign exchange gain/(loss)	44,532	(43,004)	1,528
Depreciation expense	(9,400)	-	(9,400)
Interest expense	(2,976)	-	(2,976)
Interest income	83	-	83
Total Other Income (Expense)	32,239		(10,765)

Net (Loss)	$(352,851)		$(395,855)

Other comprehensive income
Foreign currency translation adjustment	-	(2,624)	(2,624)

Comprehensive loss	(352,851)		(398,479)

Net (Loss) Per Share:
Basic and Diluted	$(0.00)		$(0.01)

Weighted Average Shares Outstanding
Basic and Diluted	27,203,222		27,203,222

Michael R. Clampitt
June 11, 2012

	Statement of cash flows
	For three months ended March 31, 2011
	As Reported	Adjustments	Restated

Cash flows from Operating Activities:
Net(loss)	$(352,851)	(43,004)	$(395,855)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for services	56,250		56,250
Depreciation expense	9,400		9,400
Changes in operating assets an dliabilities:
Prepaid expenses and other current assets	-		-
Increase(decrease) in accounts payable	37,089		37,089
Net cash used in operating activities	(250,112)		(293,116)

Cash flows from investing activites:
Purchase of fixed assets	-		-
Net cash used in investing activities	-		-

Cash flows from financing activities:
Proceeds from issuance of common stock	250,000		250,000
shareholder advances	-		-
Capital Stock	32,813		32,813
Net cash provided by financing activities	282,813		282,813

Effect of exchange rate on cash	-	(2,624)	(2,624)

Net increase in cash and cash equivalents	32,701		(12,927)
Cash and cash equivalents at beginning of period	126,355		126,355
Cash and cash equivalents at end of period	$159,056		$113,428

Supplemental Disclosures:	-		-
Cash paid during the period	-		-
Income taxes	-		-
Interest expense

Noncash investing and financing activities:
Debt forgiven by shareholders	-		-
Proceeds from the issuance of common stock	-		-
Cancellation of common shares	-		-
additional paid-in capital	-		-
Stock subscription receivable	-		-

	Statement of cash flows
	From February 15, 2008 (inception) through March 31, 2011
	As Reported	Adjustments	Restated

Cash flows from Operating Activities:
Net(loss)	$(739,691)	(43,004)	$(782,695)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for services	56,250		56,250
Depreciation expense	9,400		9,400
Changes in operating assets an dliabilities:
Prepaid expenses and other current assets	(1,423)		(1,423)
Increase(decrease) in accounts payable	117,106		117,106
Net cash used in operating activities	(558,358)		(601,362)

Cash flows from investing activites:
Purchase of fixed assets	(64,015)		(64,015)
Net cash used in investing activities	(64,015)		(64,015)

Cash flows from financing activities:
Proceeds from issuance of common stock	661,685		661,685
shareholder advances	82,000		82,000
Capital Stock	37,744		37,744
Net cash provided by financing activities	781,429		781,429

Effect of exchange rate on cash	-	(2,624)	(2,624)

Net increase in cash and cash equivalents	159,056		113,428
Cash and cash equivalents at beginning of period	-		-
Cash and cash equivalents at end of period	$159,056		$113,428

Supplemental Disclosures:	-		-
Cash paid during the period	-		-
Income taxes	-		-
Interest expense

Noncash investing and financing activities:
Debt forgiven by shareholders	7,443		7,443
Fixed assets purchased on short term debt	199,169		199,169
Fixed assets purchased on shareholder advances	8,478		8,478
Proceeds from the issuance of common stock	-		-
Cancellation of common shares	-		-
additional paid-in capital	-		-
Stock subscription receivable	-		-

Michael R. Clampitt
June 11, 2012

Oro East Mining, Inc
(A Development Stage Company)
Restatement

	Balance sheets
	As of June 30, 2011
	As Reported	Adjustments	Restated

ASSETS
CURRENT ASSETS:
Cash	$177,375	(50,000)	$127,375
Prepaid Expenses	1,423	-	1,423
Total Current Assets	178,798		128,798

Property, Plant and Equipment (net of depreciation of $18,800)	244,384		244,384
Other Assets

TOTAL ASSETS	$423,182		$373,182

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Total liabilities	$516,585		$516,585

Commitments and Contingencies

STOCKHOLDERS' (DEFICIT):
Preferred stock, $.0001 par value; 10,000,000 shares authorized;
no shares issued and outstanding at
June 30, 2011 and December 31, 2010	-		-
Common stock, $.0001 par value; 100,000,000 shares authorized;
27,415,500 and 5,000,000 shares issued and outstanding at
June 30, 2011 and December 31, 2010	2,742		2,742
Additional paid-in capital	1,163,997		1,163,997
Deficit accumulated during the development stage	(1,260,142)	(47,471)	(1,307,613)
Accumulated other comprehensive income	-	(2,529)	(2,529)
Total Stockholders' (Deficit)	(93,403)		(143,403)

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$423,182		$373,182

	Statement of expenses
	For three months ended June 30, 2011
	As Reported	Adjustments	Restated

Operating Expenses:
Exploration cost	$341,833		$341,833
General and administrative expenses	167,221		167,221

Total operating expenses	509,054		509,054

Loss from Operations	$(509,054)		$(509,054)

Other Income/(Expense)
Foreign exchange gain/(loss)	1,099	(4,467)	(3,368)
Depreciation expense	(9,400)		(9,400)
Interest expense	(3,172)	-	(3,172)
Interest income	76	-	76
Total Other Income (Expense)	(11,397)		(15,864)

Net (Loss)	$(520,451)		$(524,918)

Other comprehensive income
Foreign currency translation adjustment	-	95	95

Comprehensive (Loss)	(520,451)		(524,823)

Net (Loss) Per Share:
Basic and Diluted	$(0.02)		$(0.02)

Weighted Average Shares Outstanding
Basic and Diluted	27,299,590		27,299,590

Michael R. Clampitt
June 11, 2012

	Statement of expenses
	For six months ended June 30, 2011
	As Reported	Adjustments	Restated

Operating Expenses:
Exploration cost	$555,975		$555,975
General and administrative expenses	338,169		338,169

Total operating expenses	894,144		894,144

Loss from Operations	$(894,144)		$(894,144)

Other Income/(Expense)
Foreign exchange gain/(loss)	45,631	(47,471)	(1,840)
Depreciation expense	(18,800)		(18,800)
Interest expense	(6,148)	-	(6,148)
Interest income	159	-	159
Total Other Income (Expense)	20,842		(26,629)

Net (Loss)	$(873,302)		$(920,773)

Other comprehensive income
Foreign currency translation adjustment	-	(2,529)	(2,529)

Comprehensive (Loss)	(873,302)		(923,302)

Net (Loss) Per Share:
Basic and Diluted	$(0.03)		$(0.03)

Weighted Average Shares Outstanding
Basic and Diluted	27,299,590		27,299,590

	Statement of cash flows
	For six months ended June 30, 2011
	As Reported	Adjustments	Restated

Cash flows from Operating Activities:
Net(loss)	$(873,302)	(47,471)	$(920,773)
Adjustments to reconcile net loss to net cash used in operating activities:	-		-
Shares issued for services	118,610		118,610
Depreciation expense	18,800		18,800
Changes in operating assets an dliabilities:	-		-
Prepaid expenses and other current assets	-		-
Increase(decrease) in accounts payable	37,921		37,921
Net cash used in operating activities	(697,971)		(745,442)

Cash flows from investing activites:
Purchase of fixed assets	-		-
Net cash used in investing activities	-		-

Cash flows from financing activities:
Proceeds from issuance of common stock	629,001		629,001
shareholder advances	5,001		5,001
Capital Stock	114,989		114,989
Net cash provided by financing activities	748,991		748,991

Effect of exchange rate on cash	-	(2,529)	(2,529)

Net increase in cash and cash equivalents	51,020		1,020
Cash and cash equivalents at beginning of period	126,355		126,355
Cash and cash equivalents at end of period	$177,375		$127,375

Supplemental Disclosures:	-		-
Cash paid during the period	-		-
Income taxes	-		-
Interest expense

Noncash investing and financing activities:
Debt forgiven by shareholders	-		-
Fixed assets purchased on shareholder advances	8,478		8,478
Cancellation of common shares	-		-
additional paid-in capital	-		-
Stock subscription receivable	-		-

Michael R. Clampitt
June 11, 2012

	Statement of cash flows
	From February 15, 2008 (inception) through June 30, 2011
	As Reported	Adjustments	Restated

Cash flows from Operating Activities:
Net(loss)	$(1,260,142)	(52,529)	$(1,312,671)
Adjustments to reconcile net loss to net cash used in operating activities:	-		-
Shares issued for services	118,610		118,610
Depreciation expense	18,800		18,800
Changes in operating assets an dliabilities:	-		-
Prepaid expenses and other current assets	(1,423)		(1,423)
Increase(decrease) in accounts payable	117,938		117,938
Net cash used in operating activities	(1,006,217)		(1,058,746)

Cash flows from investing activites:
Purchase of fixed assets	(64,015)		(64,015)
Net cash used in investing activities	(64,015)		(64,015)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,040,686		1,040,686
shareholder advances	87,001		87,001
Capital Stock	119,920		119,920
Net cash provided by financing activities	1,247,607		1,247,607

Effect of exchange rate on cash	-	2,529	2,529

Net increase in cash and cash equivalents	177,375		127,375
Cash and cash equivalents at beginning of period	-		-
Cash and cash equivalents at end of period	$177,375		$127,375

Supplemental Disclosures:	-		-
Cash paid during the period	-		-
Income taxes	-		-
Interest expense

Noncash investing and financing activities:
Debt forgiven by shareholders	7,443		7,443
Fixed assets purchased on short term debt	199,169		199,169
Fixed assets purchased on shareholder advances	8,478		8,478
Proceeds from the issuance of common stock	-		-
Cancellation of common shares	-		-
additional paid-in capital	-		-
Stock subscription receivable	-		-

Michael R. Clampitt
June 11, 2012

Oro East Mining, Inc
(A Development Stage Company)
Restatement

	Balance sheets
	As of September 30, 2011
	As Reported	Adjustments	Restated

ASSETS

TOTAL CURRENT ASSETS	$347,677	(45,628)	$302,049

Property, Plant and Equipment (net of depreciation of $28,200)	234,984		234,984
Other Assets	-		-

TOTAL ASSETS	$582,661		$537,033

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

TOTAL LIABILITIES	$559,985		$559,985

Commitments and Contingencies

STOCKHOLDERS' (DEFICIT):
Preferred stock, $.0001 par value; 10,000,000 shares authorized;
no shares issued and outstanding at
September 30, 2011 and December 31, 2010	-		-
Common stock, $.0001 par value; 100,000,000 shares authorized;
27,630,500 and 5,000,000 shares issued and outstanding at
September 30, 2011 and December 31, 2010	2,763		2,763
Additional paid-in capital	1,656,335		1,656,335
Deficit accumulated during the development stage	(1,636,422)	(52,806)	(1,689,228)
Accumulated other comprehensive income	-	7,178	7,178
Total Stockholders' (Deficit)	22,676		(22,952)

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$582,661		$537,033

	Statement of expenses
	For three months ended September 30, 2011
	As Reported	Adjustments	Restated

Operating Expenses:
Exploration cost	$85,726		$85,726
General and administrative expenses	286,598		286,598

Total operating expenses	372,324		372,324

Loss from Operations	$(372,324)		$(372,324)

Other Income/(Expense)
Foreign exchange gain/(loss)	8,479	(5,335)	3,144
Depreciation expense	(9,400)		(9,400)
Interest expense	(3,093)		(3,093)
Interest income	58		58
Total Other Income (Expense)	(3,956)		(9,291)

Net (Loss)	$(376,280)		$(381,615)

Other comprehensive income
Foreign currency translation adjustment	-	9,707	9,707

Comprehensive loss	(376,280)		(371,908)

Net (Loss) Per Share:
Basic and Diluted	$(0.01)		$(0.01)

Weighted Average Shares Outstanding
Basic and Diluted	27,240,886		27,240,886

Michael R. Clampitt
June 11, 2012

	Statement of expenses
	For nine months ended September 30, 2011
	As Reported	Adjustments	Restated

Operating Expenses:
Exploration cost	$641,701		$641,701
General and administrative expenses	624,767		624,767

Total operating expenses	1,266,468		1,266,468

Loss from Operations	$(1,266,468)		$(1,266,468)

Other Income/(Expense)
Foreign exchange gain/(loss)	54,110	(52,806)	1,304
Depreciation expense	(28,200)		(28,200)
Interest expense	(9,241)		(9,241)
Interest income	217		217
Total Other Income (Expense)	16,886		(35,920)

Net (Loss)	$(1,249,582)		$(1,302,388)

Other comprehensive income
Foreign currency translation adjustment	-	7178	7,178

Comprehensive loss	(1,249,582)		(1,295,210)

Net (Loss) Per Share:
Basic and Diluted	$(0.05)		$(0.05)

Weighted Average Shares Outstanding
Basic and Diluted	27,342,038		27,342,038

	Statement of cash flows
	For nine months ended September 30, 2011
	As Reported	Adjustments	Restated

Cash flows from Operating Activities:
Net(loss)	$(1,249,582)	(52,806)	$(1,302,388)
Adjustments to reconcile net loss to net cash used in operating activities:	-		-
Shares issued for services	180,970		180,970
Depreciation expense	28,200		28,200
Changes in operating assets an dliabilities:	-		-
Prepaid expenses and other current assets	1,231		1,231
Increase(decrease) in accounts payable	57,341		57,341
Net cash used in operating activities	(981,840)		(1,034,646)

Cash flows from investing activites:
Purchase of fixed assets	-		-
Net cash used in investing activities	-		-

Cash flows from financing activities:
Proceeds from issuance of common stock	1,059,000		1,059,000
shareholder advances	-		-
Capital Stock	143,970		143,970
Net cash provided by financing activities	1,202,970		1,202,970

Effect of exchange rate on cash	-	7,178	7,178

Net increase in cash and cash equivalents	221,130		175,502
Cash and cash equivalents at beginning of period	126,355		126,355
Cash and cash equivalents at end of period	$347,485		$301,857

Supplemental Disclosures:	-		-
Cash paid during the period	-		-
Income taxes	-		-
Interest expense

Noncash investing and financing activities:
Debt forgiven by shareholders	-		-
Fixed assets purchased on shareholder advances	116,076		116,076
Cancellation of common shares	-		-
additional paid-in capital	-		-
Stock subscription receivable	-		-

Michael R. Clampitt
June 11, 2012

	Statement of cash flows
	From February 15, 2008 (inception) through September 30, 2011
	As Reported	Adjustments	Restated

Cash flows from Operating Activities:
Net(loss)	$(1,636,422)	(52,806)	$(1,689,228)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for services	180,970		180,970
Depreciation expense	28,200		28,200
Changes in operating assets an dliabilities:
Prepaid expenses and other current assets	(192)		(192)
Increase(decrease) in accounts payable	137,358		137,358
Net cash used in operating activities	(1,290,086)		(1,342,892)

Cash flows from investing activites:
Purchase of fixed assets	(64,015)		(64,015)
Net cash used in investing activities	(64,015)		(64,015)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,470,685		1,470,685
shareholder advances	82,000		82,000
Capital Stock	148,901		148,901
Net cash provided by financing activities	1,701,586		1,701,586

Effect of exchange rate on cash	-	7,178	7,178

Net increase in cash and cash equivalents	347,485		301,857
Cash and cash equivalents at beginning of period	-		-
Cash and cash equivalents at end of period	$347,485		$301,857

Supplemental Disclosures:	-		-
Cash paid during the period	-		-
Income taxes	-		-
Interest expense

Noncash investing and financing activities:
Debt forgiven by shareholders	7,443		7,443
Fixed assets purchased on short term debt	199,169		199,169
Fixed assets purchased on shareholder advances	116,076	(116,076)	-
Proceeds from the issuance of common stock	-		-
Cancellation of common shares	-		-
additional paid-in capital	-		-
Stock subscription receivable	-		-